SECURI 14047089 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Siebert Brandford Shank & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street 18th Floor
(No. and Street)

New York (City) — New York (State) — 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Diaz — 646-775-4842 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) — New York (City) — NY (State) — 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel Diaz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Siebert Brandford Shank & Co.,LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

MELISSA ANN LITTLE
Notary Public - State of New York
NO. 01LI6202493
Qualified in Bronx County
My Commission Expires 3/16/17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2013
(with supplementary information)

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
Siebert, Brandford, Shank & Co., L.L.C.
New York, New York

We have audited the accompanying financial statements of Siebert, Brandford, Shank & Co., L.L.C. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' capital, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EISNERAMPER
ACCOUNTANTS & ADVISORS

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedule of Computation of Net Capital under the SEC Uniform Net Capital Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedule of Computation of Net Capital Under the SEC Uniform Net Capital Rule 15c3-1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Schedule of Computation of Net Capital under the SEC Uniform Net Capital Rule 15c3-1 is fairly stated in all material respects in relation to the financial statements as a whole.

EisnerAmper LLP

New York, New York
February 24, 2014

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash equivalents	**$ 19,787,407**
Accounts receivable	**562,147**
Receivable from clearing broker	**8,158**
Secured demand note	**1,200,000**
Furniture, equipment and leasehold improvements, net	**822,133**
Other assets	**618,743**
	$ 22,998,588
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Payable to affiliate	**$ 28,264**
Accounts payable and accrued expenses	**4,006,608**
Bank overdraft	**1,225,779**
Deferred rent	**622,075**
	5,882,726
Subordinated debt	**1,200,000**
MEMBERS' CAPITAL	**15,915,862**
	$ 22,998,588

See notes to financial statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Operations
Year Ended December 31, 2013

Revenues:	
Investment banking	$ 20,847,546
Trading profits	4,114,958
Interest and other	2,817
	24,965,321
Expenses:	
Employee compensation and benefits	18,619,549
Clearing fees	122,209
Communications	889,207
Occupancy	1,088,755
Professional fees	528,313
Interest - to related party	48,000
State and local income tax	36,326
General and administrative - including $100,000 to related party	3,440,071
	24,772,430
Net income	$ 192,891

See notes to financial statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Changes in Members' Capital

Balance - January 1, 2013	$ 18,196,500
Distributions to members	(2,473,529)
Net income	192,891
Balance - December 31, 2013	$ 15,915,862

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Changes in Subordinated Borrowings

Balance - January 1, 2013	**$ 1,200,000**
Balance - December 31, 2013	**$ 1,200,000**

See notes to financial statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 192,891
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	250,154
Changes in:	
Accounts receivable	395,913
Due to/from broker	(2,328,918)
Securities owned, at fair value	11,264,998
Other assets	139,264
Receivable from affiliate	36,309
Payable to affiliate	620
Accounts payable and accrued expenses	(1,368,577)
Bank overdraft	1,225,779
Deferred rent	(9,740)
Net cash provided by operating activities	9,798,693
Cash flows from investing activities:	
Purchase of leasehold improvements and equipment	(47,759)
Cash flows from financing activities:	
Distributions to members	(2,473,529)
Net Increase in cash and cash equivalents	7,277,405
Cash equivalents - beginning of year	12,510,002
Cash and cash equivalents - end of year	$ 19,787,407
Supplemental disclosures of cash flow information:	
Interest paid	$ 48,000
Taxes paid	$ 28,177

See notes to financial statements

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

Siebert, Brandford, Shank & Co., L.L.C. ("SBS" or the "Company") engages in the business of tax-exempt underwriting and related trading activities. The Company qualifies as a Minority and Women Owned Business Enterprise in certain municipalities.

[2] Investment banking:

Investment banking revenues include gains and fees, net of syndicate expenses, arising primarily from municipal bond offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

[3] Investments:

Security transactions are recorded on a trade-date basis. Securities owned are valued at fair value. The resulting realized and unrealized gains and losses are reflected as trading profits.

Dividends are recorded on the ex-dividend date, and interest income is recognized on an accrual basis.

[4] Fair value:

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available.

Level 3 - Unobservable inputs which reflect the assumptions that the managing members develop based on available information about the assumptions market participants would use in valuing the asset or liability.

[5] Cash equivalents:

Cash equivalents represent short term, highly liquid investments which are readily convertible to cash and have a maturity of three months or less at time of purchase. Cash equivalents, which are valued at fair value, consist of money market funds which amounted to $19,787,407 at December 31, 2013 (Level 1). The Company maintains its assets with financial institutions, which may at times exceed federally insured limits. In the event of a financial institution's insolvency, recovery of assets may be limited.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Furniture, equipment and leasehold improvements, net:

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[8] Income taxes:

The Company is not subject to federal income taxes. Instead, the members are required to include in their income tax returns their respective share of the Company's income. The Company is subject to tax in certain state and local jurisdictions. Deferred taxes are not significant.

NOTE B - SUBORDINATED BORROWINGS AND SECURED DEMAND NOTE RECEIVABLE

The subordinated debt at December 31, 2013 consists of a Secured Demand Note Collateral Agreement payable to Muriel Siebert & Co., Inc. ("Siebert"), a member of the Company, in the amount of $1,200,000 bearing 4% interest and due August 31, 2015. Interest expense paid to Siebert in 2013 amounted to $48,000.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The secured demand note receivable of $1,200,000 is collateralized by cash equivalents of Siebert of approximately $1,543,000 at December 31, 2013. Interest earned on the collateral amounted to approximately $1,500 in 2013.

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

Equipment	$ 896,376
Furniture and leasehold improvements	1,659,740
	2,556,116
Less accumulated depreciation and amortization	1,733,983
	$ 822,133

Depreciation and amortization amounted to $250,154 in 2013.

NOTE D - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $18,271,172, which was $18,021,172 in excess of its required net capital of $250,000, and its ratio of aggregate indebtedness to net capital was 0.16 to 1. The Company claims exemption from the reserve requirements under Section 15c3-3(k)(2)(ii).

NOTE E - COMMITMENTS

The Company rents office space under long-term operating leases expiring through 2020. These leases call for base rent plus escalations for property taxes and other operating expenses. Future minimum base rent under these operating leases are as follows:

Year	Amount
2014	$ 905,000
2015	800,000
2016	632,000
2017	459,000
2018	445,000
Thereafter	593,000
	$ 3,834,000

Rent expense, including property taxes and other operating expenses, for the year ended December 31, 2013 amounted to $1,088,755.

In prior years, the Company purchased leasehold improvements of approximately $620,000 which were reimbursed by the landlord. The Company recorded such reimbursements as a credit to deferred rent liability, which is being recognized as a reduction of rental expense on a straight-line basis over the term of the lease.

Rent expense is being charged to operations on a straight-line basis resulting in a deferred rent liability which, including the reimbursement discussed above, amounted to $622,075 at December 31, 2013.

NOTE F - OTHER

During the year ended December 31, 2013, the Company was charged $100,000 by Siebert for general and administrative services. In January 2014, the Company transferred funds from its money market accounts to its bank account to cover the $1,225,779 overdraft at December 31, 2013.

SUPPLEMENTARY INFORMATION

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Schedule of Computation of Net Capital Under the SEC Uniform Net Capital Rule 15c3-1
December 31, 2013

Total members' capital	$ 15,915,862
Add subordinated borrowings allowable in the computation of net capital	1,200,000
Add discretionary liabilities	2,991,934
Total capital and allowable subordinated borrowings	20,107,796
Nonallowable assets:	
Furniture, equipment and leasehold improvements, net	822,133
Other assets	618,743
	1,440,876
Net capital before haircuts on securities positions	18,666,920
Less haircuts on securities:	
Money market funds	395,748
Net capital	$ 18,271,172
Aggregate indebtedness	$ 2,890,792
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	$ 18,021,172
Ratio of aggregate indebtedness to net capital	0.16 to 1

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company as of the same date in its unaudited Part IIA FOCUS Report filing, as amended.

EISNERAMPER
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Managers of
Siebert, Brandford, Shank & Co., L.L.C.
New York, New York

In planning and performing our audit of the financial statements of Siebert, Brandford, Shank & Co., L.L.C. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

EISNERAMPER
ACCOUNTANTS & ADVISORS

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 24, 2014

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Managers
Siebert, Brandford, Shank & Co., L.L.C.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Siebert, Brandford, Shank & Co., L.L.C. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any additions and deductions from total revenue reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 24, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049877 FINRA DEC
SIEBERT BRANFORD SHANK & CO LLC 19*20
1999 HARRISON ST STE 2720
OAKLAND CA 94612-3500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 62,193

B. Less payment made with SIPC-6 filed (exclude interest) (22,410)
7/19/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 39783

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 39783

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 39783

H Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Siebert Brandford Shank & Co., LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of February, 20 14.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 24,965,321
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	81975
(7) Net loss from securities in investment accounts.	0
Total additions	81,975
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	122,209
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 48,000	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	48,000
Total deductions	170,209
2d. SIPC Net Operating Revenues	$ 24,877,087
2e. General Assessment @ .0025	$ 62,193

(to page 1, line 2.A.)